Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 4 DATED MARCH 28, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering; and
•	Establishment of a Line of Credit.

Status of Our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

As of March 27, 2016, we had raised total gross offering proceeds of approximately $8.6 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 858,494 of our common shares, with additional subscriptions for an aggregate of 199,008 common shares, representing additional potential gross offering proceeds of approximately $2.0 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of March 27, 2016, 3,952,498 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before January 6, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Establishment of Line of Credit

On March 28, 2016, the Company entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of March 28, 2016, there was one other similar promissory grid note outstanding.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 2% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on July 31, 2016.

The foregoing description of the Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.